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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 1

TENDER OFFER STATEMENT
UNDER RULE 13e-4, SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

TENET HEALTHCARE CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

Options to Purchase Common Stock, Par Value $0.05 Per Share, of Tenet Healthcare Corporation
Having an Exercise Price of $15.22 Per Share or Higher
(Title of Class of Securities)

88033G100
(CUSIP Number of Class of Securities (Underlying Common Stock))

E. Peter Urbanowicz
General Counsel
Tenet Healthcare Corporation
13737 Noel Road
Dallas, Texas 75240
(469) 893-2200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With a copy to:
Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$9,824,000	$1,156.28**

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9.75 million shares of common stock of Tenet Healthcare Corporation that have an aggregate value of $9,824,000 as of May 25, 2005 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. Tenet paid the filing fee on May 26, 2005.

**
Previously paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 27, 2005, relating to the offer by Tenet Healthcare Corporation to exchange options to purchase our common shares, issued under either the 2001 Stock Incentive Plan, the 1991 Stock Incentive Plan, the 1995 Stock Incentive Plan or the 1999 Broad-Based Stock Incentive Plan, having an exercise price of $15.22 or more, for restricted stock units to be issued under the Third Amended and Restated 2001 Stock Incentive Plan, upon terms and conditions described in the Offer to Exchange dated May 27, 2005.

ITEM 1 - 11 NOT APPLICABLE.

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and restated as follows so as to (i) amend Exhibit (a)(1) by replacing the Offer to Exchange, dated May 27, 2005 with the Offer to Exchange, dated May 27, 2005, as amended June 15, 2005, attached hereto and (ii) attach Exhibit (a)(11) as set forth below.

(a)(1)	Offer to Exchange, dated May 27, 2005, as amended June 15, 2005.
(a)(2)	*Form of Letter of Transmittal.
(a)(3)	*Form of Notice of Withdrawal.
(a)(4)	*eTenet Election Tool.
(a)(5)	*Form of E-mail to Option Holders Describing the Offer and Procedures to Follow to Participate in the Offer.
(a)(6)	*Form of E-mail to Option Holders Relating to the Expiration Date of the Offer
(a)(7)	*Form of E-mail Notifying Option Holders that Options Properly Elected for Exchange are Accepted.
(a)(8)	*Form of Option Award Statement.
(a)(9)
Tenet Healthcare Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 8, 2005, is incorporated herein by reference.
(a)(10)
Tenet Healthcare Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 3, 2005, is incorporated herein by reference.
(a)(11)	Statement Re: Computation of Ratio of Earnings to Fixed Charges.
(b)	Not applicable.
(d)(1)	*Third Amended and Restated Tenet Healthcare Corporation 2001 Stock Incentive Plan.
(d)(2)	*Form of Certificate Evidencing Restricted Stock Unit Grant pursuant to the Third Amended and Restated 2001 Stock Incentive Plan.
(d)(3)
Sixth Amended and Restated Tenet 2001 Deferred Compensation Plan (incorporated by reference to exhibit (n) to Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 8, 2005).
(g)	Not applicable.
(h)	Not applicable.

*
Previously Filed

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)
Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENET HEALTHCARE CORPORATION
By	/s/ ROBERT S. SHAPARD Name: Robert S. Shapard Title: Chief Financial Officer

Dated: June 15, 2005

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(1)	Offer to Exchange, dated May 27, 2005, as amended June 15, 2005.
(a)(2)	*Form of Letter of Transmittal.
(a)(3)	*Form of Notice of Withdrawal.
(a)(4)	*eTenet Election Tool.
(a)(5)	*Form of E-mail to Option Holders Describing the Offer and Procedures to Follow to Participate in the Offer.
(a)(6)	*Form of E-mail to Option Holders Relating to the Expiration Date of the Offer.
(a)(7)	*Form of E-mail Notifying Option Holders that Options Properly Elected for Exchange are Accepted.
(a)(8)	*Form of Option Award Statement.
(a)(9)
Tenet Healthcare Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 8, 2005, is incorporated herein by reference.
(a)(10)
Tenet Healthcare Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 3, 2005, is incorporated herein by reference.
(a)(11)	Statement Re: Computation of Ratio of Earnings to Fixed Charges.
(b)	Not applicable.
(d)(1)	*Third Amended and Restated Tenet Healthcare Corporation 2001 Stock Incentive Plan.
(d)(2)	*Form of Certificate Evidencing Restricted Stock Unit Grant pursuant to the Third Amended and Restated 2001 Stock Incentive Plan.
(d)(3)
Sixth Amended and Restated Tenet 2001 Deferred Compensation Plan (incorporated by reference to exhibit (n) to Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 8, 2005).
(g)	Not applicable.
(h)	Not applicable.

*
Previously Filed

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  ITEM 1 - 11 NOT APPLICABLE.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX